Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, New York 11753

June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	Janice Adeloye Mary Beth Breslin

Re:	Kimco Realty Corporation Registration Statement on S-4; File No. 333-256587 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-256587) filed by Kimco Realty Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2021, as amended on June 23, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern Time, on June 25, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact David E. Shapiro of Wachtell, Lipton, Rosen & Katz at (212) 403-1314 or by email at DEShapiro@wlrk.com or Steven R. Green of Wachtell, Lipton, Rosen & Katz at (212) 403-1035 or by email at SRGreen@wlrk.com with any questions you may have concerning this request.  Please notify Mr. Shapiro or Mr. Green when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

KIMCO REALTY CORPORATION

By:	/s/ Glenn G. Cohen
Name:	Glenn G. Cohen
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:          David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz
Conor C. Flynn, Kimco Realty Corporation
Andrew M. Alexander, Weingarten Realty Investors
Toni Weinstein, Dentons US LLP